EXHIBIT A-18

[FORM OF FACE OF CLASS A-18 CERTIFICATE]
MORTGAGE PASS-THROUGH CERTIFICATE
SERIES 1994-8, CLASS A-18
evidencing an interest in a pool of fixed interest rate, conventional, monthly pay, fully amortizing, first lien, one- to four-family mortgage loans, which may include loans secured by shares issued by cooperative housing corporations, sold by
THE PRUDENTIAL HOME MORTGAGE SECURITIES COMPANY, INC.
(Not an interest in or obligation of the Seller)

THIS CERTIFICATE DOES NOT EVIDENCE AN OBLIGATION OF, OR AN INTEREST IN, THE SELLER, ANY AFFILIATE OF THE SELLER OR THE TRUSTEE, AND IS NOT INSURED OR GUARANTEED BY THE SELLER, ANY AFFILIATE OF THE SELLER, THE TRUSTEE, ANY GOVERNMENT AGENCY OR PRIVATE INSURER.
Certificate No.

Percentage Interest evidenced
by this Certificate:   %
Denomination:  $    (Initial Class A-18 Notional Amount)
Cut-Off Date:  February 1, 1994
First Distribution Date:  March 25, 1994
CUSIP No:
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THIS CERTIFIES THAT _______________________________ is the registered owner of the Percentage Interest evidenced by this Certificate in monthly distributions to the Holders of the Class A-18 Certificates with respect to a Trust Estate consisting of a pool of fixed interest rate, conventional, monthly pay, fully amortizing, first lien, one- to four-family residential mortgage loans, which may include loans secured by shares issued by cooperative housing corporations (the "Mortgage Loans") formed by The Prudential Home Mortgage Securities Company, Inc. (hereinafter called the "Seller", which term includes any successor entity under the Agreement referred to below). The Trust Estate was created pursuant to a Pooling and Servicing Agreement dated as of February 16, 1994 (the "Agreement") among the Seller, The Prudential Home Mortgage Company, Inc., as servicer (the "Servicer"), and First Trust National Association, as trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth hereinafter. To the extent not defined herein, the capitalized terms used herein have the meanings ascribed to such terms in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day, the Business Day immediately following (the "Distribution Date"), commencing on the first Distribution Date specified above, to the Person in whose name this Certificate is registered at the close of business on the last Business Day of the month preceding the month of such distribution, in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the Class A Subclass Distribution Amount for the Class A-18 Certificates required to be distributed to Holders of Class A-18 Certificates on such Distribution Date, subject to adjustment in certain events as specified in the Agreement. Distributions in reduction of the principal balance of certain Subclasses of Class A Certificates may not commence on the first Distribution Date specified above. The Class A-18 Certificates are not entitled to distributions of principal. Interest will accrue on the Class A-18 Certificates during each month in an amount equal to the product of (A) 1/12th of (i) the weighted average Net Mortgage Interest Rate of the Mortgage Loans on the first day of such month minus (ii) 7.30% and (B) the Class A-18 Notional Amount as of the related Distribution Date. The amount of interest which accrues on this Certificate in any month will be subject to adjustment with respect to any Non-Supported Interest Shortfall and the interest portion of certain Realized Losses allocated to the Class A-18 Certificates, as described in the Agreement.

Distributions on this Certificate will be made on behalf of the Trustee either by the Servicer or by a Paying Agent appointed by the Servicer by check mailed to the address of the Person entitled thereto, as such name and address shall appear on the Certificate Register, unless such Person is entitled to receive payments by wire transfer of immediately available funds in accordance with the Pooling and Servicing Agreement and such Person has notified the Servicer pursuant to the Pooling and Servicing Agreement that such payments are to be made by wire transfer of immediately available funds. Notwithstanding the above, the final distribution on this Certificate will be made after due notice of the pendency of such distribution and only upon presentation and surrender of this Certificate at the office or agency specified by the Trustee for that purpose in the notice of final distribution.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
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This Certificate is issued on February 16, 1994, at an issue price of 0.22221%
of the initial Class A-18 Notional Amount, including accrued interest, and a stated redemption price at maturity equal to all interest distributions hereon, and is issued with original issue discount ("OID") for federal income tax purposes. Assuming (a) that this Certificate pays in accordance with projected cash flows reflecting the prepayment assumption of 400% SPA (as defined in the Prospectus Supplement dated February 9, 1994 with respect to the offering of the Class A Certificates and the Class M Certificates) used to price this Certificate and (b) that the interest rate at which distributions of interest on this Certificate actually will be made will be determined as though the pass-through rate on this Certificate applicable to the first Distribution Date will not change thereafter: (i) the amount of OID as a percentage of the initial Class A-18 Notional Amount is approximately 0.15818273%; and (ii) the annual yield to maturity of this Certificate, compounded monthly, is approximately 18.66%. There is no short first accrual period.

This Certificate constitutes a "regular interest" in a "real estate mortgage investment conduit" as those terms are defined in Section 860G(a)(1) and
Section 860D, respectively, of the Internal Revenue Code of 1986, as amended.

Unless this Certificate has been countersigned by an authorized officer of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose.
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IN WITNESS WHEREOF, the Trustee has caused this Certificate to be duly executed as of the date set forth below.
Dated:
FIRST TRUST NATIONAL ASSOCIATION,
    Trustee
By____________________________
    Authorized Officer
Countersigned:
FIRST TRUST NATIONAL ASSOCIATION,
    Trustee
By ________________________
    Authorized Officer